SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) November 10, 2003

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Events

Proposed Acquisition of Portland General Electric Company

On November 18, 2003, Enron Corp. (Enron), an Oregon corporation, the sole owner of the common stock of Portland General Electric Company (PGE, or the Company), announced a definitive agreement with Oregon Electric Utility Company, LLC (Oregon Electric), an Oregon limited liability company backed by investment funds managed by Texas Pacific Group, under which Enron will sell all of the issued and outstanding common stock of the Company to Oregon Electric. The transaction is valued at approximately $2.35 billion, including the assumption of debt. The final amount of consideration will be determined on the basis of PGE's financial performance between January 1, 2003 and closing.

Enron reported that the transaction has been approved by the Enron Board of Directors and is supported by the Official Unsecured Creditors' Committee in the Enron bankruptcy proceeding. The transaction, which requires approval of the bankruptcy court in Enron's chapter 11 bankruptcy proceeding, is subject to an "overbid" process to give other potential buyers an opportunity to submit superior bids. The transaction also will require approval of the Oregon Public Utility Commission and certain other regulatory agencies.

Refunds on Wholesale Transactions - Pacific Northwest

On November 10, 2003, the Federal Energy Regulatory Commission (FERC) issued an order that denied requests for rehearing of its June 25, 2003 order terminating its proceeding and denying claims for refunds related to spot market sales of electricity in the Pacific Northwest from December 25, 2000 through June 20, 2001. Opposing parties have indicated their intent to appeal the FERC's order.

Information Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements which are other than statements of historical facts. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, changes in the cost of power and natural gas, political developments affecting federal and state regulatory agencies, and developments with respect to the bankruptcy of Enron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


November 20, 2003   By: /s/ James J. Piro
                                                James J. Piro
                                     Executive Vice President, Finance
                                        Chief Financial Officer and
                                                 Treasurer